UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

Commission File Number: 000-28186

(Check one)
☐Form 10-K   ☒ Form 20-F  ☐Form 11-K  ☐ Form 10-Q ☐ Form N-SAR  ☐ Form N-CSR

For Period Ended: December 31, 2004

☐ Transition Report on Form 10-K

☐Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For Transition Period Ended: ________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

_______________________________________________________________________________________________________

PART I
REGISTRANT INFORMATION

Full Name of Registrant: Atlas Pacific  Limited

Former Name if Applicable: Not Applicable

Address of Principal Executive Office (Street and Number): 43 York Street

City, State and Zip Code: Subiaco, Western Australia 6008

PART II
RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed period.

The Company is unable to file its Form 20-F on a timely basis due to the additional work management has been required to undertake to assure that the Company remains compliant with both the new Sarbanes-Oxley Act and Nasdaq corporate governance requirements. Compliance with these requirements has taken a substantial amount of management’s time, and thus has delayed the preparation of the Form 20-F, which delay could not have been avoided without unreasonable effort or expense.

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Simon Adams                                                                                                                                           (61)         (8) 9380 9444
(Name)             (Area Code)  (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒  Yes  ☐No
(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof:

☒  Yes  ☐No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For fiscal 2004, the Company’s revenues were A$6,837,523 (US$5,364,784), compared to A$9,637,393 (US$7,521,985) for fiscal 2003. In addition, the Company’s net loss for fiscal 2004 was A$1,469,956 (US$1,147,301) compared to net income of A$1,244,733 (US$971,515) for fiscal 2003. The decline in revenue and net income is due primarily to the fact that the pearls harvested in 2004 were smaller on average compared to those harvested in 2003 and the pearls sold in 2004 were of a lesser quality when compared to previous years.

Atlas Pacific Limited has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Atlas Pacific Limited

By:	/s/ Simon Adams
Name:	Simon Adams
Title:	Chief Financial Officer

Date: June 30, 2005